Via Facsimile and U.S. Mail
Mail Stop 6010

      July 8, 2005


Mr. Brent W. LaGere
Chief Executive Officer
Chandler (U.S.A.), Inc.
1010Manvel Avenue
Chandler, Oklahoma   74834


	Re:	Chandler (U.S.A.), Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 22, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 11, 2005
		File No. 001-15135


Dear Mr. LaGere:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 17

Reserves for Losses and Loss Adjustment Expenses, page 18
1. We note your discussion of the adverse loss development experienced in each of the periods presented included in the Business section on page 8, and under Losses and Loss Adjustment Expense on pages 24-25. Please include a more robust explanation of the reasons for your changes in estimates as the current explanation given "as a result of ongoing analysis of loss development trends" does not seem to fully explain what were the causes of the changes. Please revise your discussion of these reserve adjustments to include a more robust discussion for each line of business. At a minimum, include the following disclosures:

* Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
* Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
* Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.
2.
We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

* Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.
* Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.
* Please disclose the range of loss reserve estimates as determined by your actuaries.
* Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:

* Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
* Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that point estimate is used.
* Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.


Analysis of Insurance Program Results of Operations, page 21
3. We were unable to identify from the financial statements and disclosures how you calculated the "financial year" and "accident year" ratios discussed in the table on pages 21 and 22. Please explain to us how you derived these ratios. Also provide to us your analysis of whether these ratios constitute non-GAAP financial measures. Further related to the similar ratios provided in the table on page 6, please explain to us why it is appropriate to use two distinct denominators to calculate your "loss" and "underwriting expense" ratios, and then add them together to arrive at a "combined" ratio that does not appear to be based on either denominator.

Contractual Obligations, page 28
4. We note that the Company did not include its loss reserve to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company.
Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity.
The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves. Also explain why it does not appear that you included the obligations under the lease for the sale and leaseback transaction described in note 12 of the financial statements.

Financial Statements

Note 12.  Commitments and Contingencies, page F-19

Other, page F-21
5. In the second to the last paragraph of this section on page F-
22
you state that you deferred the recognition of the gain related to a sale and leaseback transaction until the last year of the three year lease term. Please tell us how the recognition of the $2.0 million gain realized on the sale and leaseback transaction as other income during the period indicated complies with paragraph 33 of SFAS 13.


Form 10-Q - March 31, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 6

Results of Operations, page 7
6. It appears that you failed to provide any discussion and analysis related to the "Net Premiums Earned" in this interim period.
Given
the significant impact that your reinsurance contracts had on these amounts, it appears such a discussion is merited. Please revise your disclosure accordingly. Further related to your discussion of the other financial statement classifications, please include amore detailed discussion that better addresses the factors that actually drove the changes in addition to identifying what line of business or type of expense drove the change. To the extent possible, quantify these individual drivers.

Liquidity and Capital Resources, page 9
7. Please explain to us how your disclosure related to the affect that payment of claims had on cash from operations relates to the change in reserve balance. We note that you experienced a significant reduction in the reserve balance, but apparently did not experience substantial payments related to this reserve. Explain how the difference between the payments and the reserve change affected your operations. Further, expand your discussion to address the holding company aspect of your operations including the potential impact that failure by NAICO to pay dividends will affect your ability to service the debt held at the holding company level. Include a discussion of all such obligations.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


							Sincerely,



							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Brent W. LaGere
Chandler (U.S.A.), Inc.
July 7, 2005
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